Exhibit 4.2

MorphoSys AG	WKN [●]
Martinsried/Planegg	ISIN [●]
Global Share Certificate	Serial Number [●]

for

[●] Bearer Shares with No-Par Value

Shares No. [●] to [●]

The owner of this Global Share Certificate holds [●] bearer shares and therefore holds an interest in MorphoSys AG, Martinsried/Planegg, as shareholder, in accordance with the Articles of Association.

The number of shares certified and issued under this Global Share Certificate is shown in the current electronic deposit documentation of Clearstream Banking AG, Frankfurt am Main.

This Global Share Certificate is exclusively intended for depositing with Clearstream Banking AG, Frankfurt am Main.

No global dividend warrant has been issued in connection with this Global Share Certificate.

The bearer shares certified under this Global Certificate are entitled to dividend as of January 1, 2018.

Martinsried/Planegg, [●], 2018

MorphoSys AG

The Board of Management